

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via E-mail
Mr. Fuad Al-Humoud
President
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, Texas 77063

> **Re:** **Woodgate Energy Corporation**
> **Amendment No. 2 to Current Report on Form 8-K/A**
> **Filed February 11, 2014**
> **File No. 0-54834**

Dear Mr. Al-Humoud:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Current Report on Form 8-K/A filed February 11, 2014

Business, page 3

1.   We note your response to our prior comments 2 and 3 and we reissue the comments. Please provide a clear description of the business of Prestige O&G LLC over the last three years, including its current investment and development projects. In this regard, we note your disclosure on page 4 that Prestige "holds interest in another project (Washington project) which is in very initial stage." Please provide a brief description of the Washington project.

Governmental Regulations, page 5

2.   We note your response to our prior comment 7 and reissue the comment. Please disclose the material effects of existing or probable government regulation on your business, and

the costs and effects of compliance with environmental laws. In this regard, we note your disclosure on page 5 that you have "a set of established regulations for compliance."

Capital Resources, page 8

3.   We note your response to prior comment 9, and your revised disclosure that the company "expects no material capital expenditure in 2014 apart from supporting the subsidiary companies to complete the development of the existing 3 wells in addition to drill one or two new wells." Please disclose your expected capital expenditures for such activities in 2014, if material.

Anticipated Officer and Director Remuneration, page 10

4.   We note your response to prior comment 13, and reissue the comment as you did not provide the requested information. Please provide the information described in Item 402 of Regulation S-K with respect to executive officer and director compensation for the most recently completed fiscal year of each of the acquired companies. For example, please provide the summary compensation table described in Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 10

5.   We note your response to our prior comment 14 and reissue the comment. Please provide all disclosure required by Item 404(d) of Regulation S-K for each of your related party transactions, including those transactions disclosed on page 11. Please ensure that your revised disclosure under this section covers the two fiscal years preceding your last fiscal year. For example, please disclose the information described in Item 404(a) with respect to the loans from Rasan Private Equity, Inc. In addition, please ensure that you provide the disclosure required by Item 404(d) with respect to the related party transactions described in the notes to your financial statements.

E&P Co., LLC

Notes to Financial Statements for the Six Months Ended June 30, 2013

6.   Your response to our prior comment 25 does not appear to adequately address our comment. In the context of the relevant authoritative accounting literature, please tell us why it is appropriate to recognize the value of your proprietary well completion processes developed internally as part of intangible assets. As part of your response, please tell us how you considered the guidance regarding internally developed intangible assets per FASB ASC 350-30-25-3.

Notes to Financial Statements for the Years Ending December 31, 2012 and 2011

Note 9 – Supplemental Information on Oil and Gas Exploration and Production, page 40

7.   We were not able to identify the revisions made in response to our prior comment 28. As such, we are re-issuing our prior comment. Please revise to provide disclosure that meets the requirements of FASB ASC 932-235-50 and 932-235-55. Specifically, please include all of the required information and provide disclosure compliant with the aforementioned guidance. For example, your disclosure of capitalized costs should only provide the line items presented as part of FASB ASC 932-235-55-3 – Example 2. If necessary, please indicate the disclosures which are not relevant in the context of your operations.

Exhibits

8.   We note your response to prior comment 19. Please ensure that you file all material contracts required by Item 601(b)(10)(ii)(A) of Regulation S-K. In that regard, we note the references in the notes to your financial statements to related party transactions involving certain officers and directors.

Exhibit 10.6

9.   We note the reference in the agreement filed as Exhibit 10.6 to documentation "[a]s per Murabaha Financing Facility dated 18th July 2013." Please file any related agreements, or tell us why you are not required to file them. Refer to Item 601(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Anthony A. Patel
        Cassidy & Associates